UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File number 1-1000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPARTON CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:
SPARTON CORPORATION
425 N. Martingale — Suite 1000
Schaumburg, IL 60173-2213

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Members of the Investment Review Committee
Sparton Corporation 401(k) Plan
Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Sparton Corporation 401(k) Plan (the “Plan”) as of June 30, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Sparton Beckwood Services Inc. 401(k) Plan merged into the Plan effective September 3, 2014, and the Sparton Aubrey Group, Inc. Retirement Plan merged into the Plan effective March 4, 2015.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of June 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
December 18, 2015

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

Statements of Net Assets Available for Benefits

	June 30, 2015	June 30, 2014
Investments:
Money market fund	$238,789	$10,918
Mutual funds	37,795,091	29,624,064
Common/collective trust	3,307,267	3,646,657
Sparton Corporation common stock	3,020,843	3,370,963
Total investments	44,361,990	36,652,602
Notes receivable from participants	1,390,632	1,061,969
Net assets available for benefits	$45,752,622	$37,714,571
See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

Statements of Changes in Net Assets Available for Benefits

	For the year ended June 30,
	2015	2014
Additions
Investment income:
Dividend income from mutual funds	$1,598,982	$802,143
Net (depreciation) appreciation in fair value of investments	(531,447)	5,382,834
Net investment income	1,067,535	6,184,977

Interest income from notes receivable from participants	48,388	40,948
Contributions:
Participant	3,817,097	3,266,115
Employer	1,315,291	1,128,493
Rollovers	790,799	1,338,649
Total contributions	5,923,187	5,733,257
Total Additions	7,039,110	11,959,182

Deductions
Benefits paid directly to participants	3,655,313	3,454,893
Deemed distributions	92,405	35,812
Corrective distributions	—	24,013
Administrative expenses	12,385	14,290
Total Deductions	3,760,103	3,529,008

Net increase	3,279,007	8,430,174

Plan Mergers	4,759,044	—

Net Assets Available for Benefits, beginning of year	37,714,571	29,284,397
Net Assets Available for Benefits, end of year	$45,752,622	$37,714,571
See accompanying notes to financial statements.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

Notes to Financial Statements
1. Plan Description
The following description of Sparton Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan includes all eligible employees of Sparton Corporation and its wholly owned United States subsidiaries (referred to as “the Company”). The Plan is a defined contribution plan covering employees of the Company who have attained the age of 20 and have completed at least 30 days of service (effective July 1, 2015, at least 60 days of service). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Plan Acquisitions and Mergers
On December 11, 2013, The Company acquired Beckwood Services, Inc. Upon acquisition, the Beckwood Services 401(k) Plan was renamed the Sparton Beckwood Services, Inc. LLC 401(k) Plan (the “Beckwood Plan”). Beckwood Plan participants were allowed to participate in the Plan effective July 1, 2014, and all of the Beckwood Plan assets totaling $2,731,060 were merged into the Plan on September 3, 2014.
On March 17, 2014, The Company acquired Aubrey Group, Inc. Upon acquisition, the Aubrey Group Inc. Retirement Plan was renamed the Sparton Aubrey Group Inc. LLC Retirement Plan (the “Aubrey Plan”). Aubrey Plan participants were allowed to participate in the Plan effective January 1, 2015, and all of the Aubrey Plan assets totaling $2,027,984 were merged into the Plan on March 4, 2015.
The table below notes the Company’s United States fiscal 2015 acquisitions and the dates that employees of the acquired businesses were allowed to participate in the Plan.

Company	Acquisition Date	Employees Allowed to participate in the Plan
Electronic Manufacturing Technology, LLC	July 9, 2014	January 1, 2015
Industrial Electronic Devices, Inc.	December 3, 2014	December 3, 2014
Argotec, Inc.	December 8, 2014	December 8, 2014
Real Time Enterprises, Inc.	January 20, 2015	July 1, 2015
KEP Marine	January 21, 2015	January 21, 2015
Hunter Technology Corporation	April 14, 2015	January 1, 2016
Contributions
Eligible employees may elect to contribute up to 100% of their compensation, subject to certain limitations. Effective July 1, 2015, the Plan also offers Roth 401(k) contributions as an alternative to traditional pre-tax contributions. Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans. The Plan provides that the Company may contribute, on a discretionary basis, contributions in the form of matching contributions or non-elective contributions. During each of the years ended June 30, 2015 and 2014, the Company matched 50% of participants’ contributions up to 6% of their eligible compensation. There were no non-elective contributions made to the Plan during either of the years ended June 30, 2015 or 2014. All contributions are subject to certain limitations of the Internal Revenue Code.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

Participant Accounts
Each participant account is credited with the participant’s and the Company’s contributions, as well as an allocation of Plan earnings or losses. Investment earnings and losses are credited to each participant’s account on a daily basis based upon the performance of the funds in that participant’s account. Participants direct the investment of their accounts into various investment funds offered by the Plan. The Plan currently offers various mutual funds, a common/collective trust, and Sparton Corporation common stock as investment options for participants. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.
Diversification
Participants may invest both employee and employer contributions in any of the available investment options under the Plan, which includes the Sparton Corporation common stock.
Participant Loans
Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance, excluding Sparton Corporation common stock. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25%, which rates represented the Prime Rate plus one percent at the time that they were originated. Loans must be repaid within five years with the exception of loans for a primary residence, which must be repaid within 15 years. Principal and interest are paid ratably through regular payroll deductions.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting on employer matching contributions and employer non-elective contributions made prior to January 1, 2011 is based upon years of credited service, becoming fully vested after five years of credited service. Employer matching contributions made after January 1, 2011 are immediately 100% vested. Employer non-elective contributions made after January 1, 2011 vest based upon years of credited service, becoming 100% vested after five years of credited service.
Payment of Benefits
In the event of normal, early, or disability retirement of a participant, termination of employment or in the event of death, the participant or beneficiary can elect to receive a lump sum payment equal to their vested account balance or, if the vested account balance exceeds $5,000, maintain their account in the Plan on a tax deferred basis until the participant reaches age 70 1/2. Under certain hardship conditions, a participant may be allowed to withdraw all or a portion of their contributions.
Forfeitures
Forfeitures consist of the non-vested portions of terminated participants’ accounts. If a participant was subsequently rehired prior to five one-year consecutive breaks in service, forfeitures may be reinstated to the participant’s account. Forfeitures are held by the Plan and become available immediately to pay administrative fees related to the Plan. No forfeitures were used to pay Plan expenses for the plan years ended June 30, 2015 and 2014, respectively. The unused forfeiture balance amounted to $16,502 and $10,544 at June 30, 2015 and 2014, respectively.
Administrative Fees
The Company pays certain administrative costs of the Plan, that are not paid through forfeitures, associated with any professional services provided to the Plan, and the cost of communications to the participants. Administrative expenses recorded in the Plan represent trustee fees and record keeping fees paid directly from the Plan to the Plan’s trustee. Loan fees are deducted directly from the participants’ accounts.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.
In July 2015, the FASB issued Accounting Standards Update 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that employee benefit plans measure the fair value of fully benefit–responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted.
Plan management reviewed both ASU 2015-07 and ASU 2015-12, and decided to early adopt both standards as they believe it will simplify Plan accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-07 and ASU 2015-12.
Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of changes in net assets available for benefits.
Concentration of Investments
Included in investments at June 30, 2015 and 2014, are shares of the Sparton Corporation common stock amounting to $3,020,843 and $3,370,963, respectively. This investment represented approximately 7% and 9% of total investments at June 30, 2015 and 2014, respectively. A significant decline in the market value of the Company’s stock would significantly affect the net assets available for benefits.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

Investment Valuation and Income Recognition
Plan assets invested in mutual funds and Sparton Corporation common stock are stated at aggregate fair value based upon quoted market prices.
The Plan holds shares in a money market fund and is value at the net asset value (“NAV”) of the shares held by the Plan at year-end, which is determined based on the fair value of the underlying investments, primarily high quality, short-term fixed income securities issued by banks, corporations, and the United States government.
The Plan holds shares of a common/collective trust (“CCT”) that has investments in fully benefit-responsive investment contracts. CCTs with underlying investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Participant-directed redemptions from the Plan’s current CCT have no restrictions; the Plan, however, is required to provide a one-year redemption notice to liquidate its entire share in the fund. The Statements of Net Assets Available for Benefits present the Plan’s CCT investments at contract value at both June 30, 2015 and 2014.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of June 30, 2015 and 2014. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
3. Fair Value Measurements
The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices in active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refer to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2015 and 2014:

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

	June 30, 2015
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$238,789	$238,789	$—	$—
Mutual funds	37,795,091	37,795,091	—	—
Sparton Corporation common stock	3,020,843	3,020,843	—	—
Total assets in fair value hierarchy	41,054,723	41,054,723	—	—
Investments measured at net asset value *	3,307,267	—	—	—
Investments at fair value	$44,361,990	$41,054,723	$—	$—

	June 30, 2014
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Money market fund	$10,918	$10,918	$—	$—
Mutual funds	29,624,064	29,624,064	—	—
Sparton Corporation common stock	3,370,963	3,370,963	—	—
Total assets in fair value hierarchy	33,005,945	33,005,945	—	—
Investments measured at net asset value *	3,646,657	—	—	—
Investments at fair value	$36,652,602	$33,005,945	$—	$—

* Common/collective trust fund
4. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate or partially terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Company contribution account.
5. Income Tax Status
The Internal Revenue Service has determined in a letter dated March 31, 2008 that the prototype plan document was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan document has been amended since receiving the determination letter, including amendments made for plan mergers as well as to comply with recent law changes. However, the Plan Administrator and trustee believe that the Plan is designed, and is currently being operated, in compliance with the applicable provisions of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2015 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
6. Related Party Transactions
The Plan invests in certain investments managed by SunTrust Bank, the trustee, and as such, these investments are considered party-in-interest transactions. Fees paid to SunTrust totaled $12,385 and $14,290 for the years ended June 30, 2015 and 2014, respectively.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

7. Subsequent Events
On January 20, 2015, the Company acquired Real Time Enterprises, Inc. Upon acquisition, the Real Time Enterprises, Inc. 401(k) Profit Sharing Plan was renamed the Sparton Real Time Enterprises, Inc. LLC 401(k) Plan (the “Real Time Plan”). Real Time Plan participants were allowed to participate in the Plan effective July 1, 2015, and all of the Real Time Plan assets of approximately $2,050,000 were merged into the Plan on July 24, 2015.
The Plan’s assets were frozen for transactions from November 13 to December 10, 2015, and the Plan’s trustee was changed to Merrill Lynch from SunTrust Bank, effective November 23, 2015. On December 11, 2015, the Plan resumed normal and recurring transactions.
In conjunction with the change in trustees, the Plan will change its fiscal year to a calendar year. With this transition, the Plan will have a short fiscal period of July 1 to December 31, 2015, and subsequent to this short period, will then operate for the full calendar year 2016.

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)				EIN: 38-1054690
June 30, 2015				Plan Number: 002

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value
	Money market fund:
	Federated Prime Obligations Fund	238,789	shares	**	$238,789
	Common/collective trust:
	Federated Capital Preservation Fund IP	330,727	shares	**	3,307,267
	Mutual funds:
	MFS International Diversification	108,465	shares	**	1,794,011
	Goldman Sachs Large Cap Value Fund	75,440	shares	**	1,344,332
	Columbia Large Cap Index Fund	85,137	shares	**	3,431,855
	MFS Massachusetts Investors Growth Stock Fund	86,194	shares	**	2,152,270
	Dreyfus Small Cap Stock Index Fund	33,221	shares	**	999,607
	Goldman Sachs Growth Opportunities Fund	18,265	shares	**	473,967
	Janus Triton Fund	32,918	shares	**	837,767
	Dreyfus Opportunistic Midcap Value Fund	37,025	shares	**	1,473,580
	JP Morgan Small Cap Value Fund	10,106	shares	**	283,076
	T. Rowe Price Mid-Cap Value Fund	60,053	shares	**	1,773,961
	MFS Research Bond Fund	84,957	shares	**	913,286
	PIMCO Income A Fund	698	shares	**	8,629
	Ridgeworth Total Return Bond Fund	44,514	shares	**	467,846
	T. Rowe Price Retirement 2010 Fund	87,717	shares	**	1,571,895
	T. Rowe Price Retirement 2020 Fund	366,674	shares	**	7,729,490
	T. Rowe Price Retirement 2030 Fund	302,316	shares	**	7,134,648
	T. Rowe Price Retirement 2040 Fund	176,340	shares	**	4,346,784
	T. Rowe Price Retirement 2050 Fund	76,562	shares	**	1,058,087
	Total mutual funds				37,795,091

*	Sparton Corporation common stock	110,573	shares	**	3,020,843

*	Notes receivable from participants	Interest rates (4.25% to 9.25%) with various maturity dates			1,390,632
					$45,752,622

* A party-in-interest as defined by ERISA
** The cost of participant-directed investments is not required to be disclosed

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTON CORPORATION 401(k) PLAN

/s/ Joseph G. McCormack
Joseph G. McCormack, Senior Vice President and Chief Financial Officer, on behalf of the Investment Review Committee, the Plan’s Named Administrator and Fiduciary
December 18, 2015

Sparton Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Fiscal Years Ended June 30, 2015 and 2014

Consent of Independent Registered Public Accounting Firm

Sparton Corporation 401(k) Plan
Schaumburg, Illinois

We hereby consent to the incorporation by reference in the Registration Statement on Form S‑8 (333-156388) of Sparton Corporation of our report dated December 18, 2015, relating to the financial statements and supplemental schedule of Sparton Corporation 401(k) Plan which appear in this Form 11-K for the year ended June 30, 2015.

/s/ BDO USA, LLP

Grand Rapids, Michigan
December 18, 2015